UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  General Form for Registration of Securities of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                            RESIDENTIAL RESALES, INC.
                 (Name of Small Business Issuer in its charter)


        FLORIDA                                         75-3026967
(State  or  other  jurisdiction  of        (I.R.S. Employer Identification No.)
Incorporation  or  organization)

             270  NW  3rd  Court                               33432-3720
           Boca  Raton,  Florida                              (Zip  Code)
(Address  of  principal  executive  offices)

                       Issuer's  Telephone:  (561)  368-1427
                    ------------------------------------------
          Securities to be registered under Section 12(g) of the Act:

Title  of each class                         Name of each exchange on which each
to  be  so  registered                       Class  is  to  be  registered
------------------------                     ----------------------------------

                                              -  NONE  -

     Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

     TABLE  OF  CONTENTS

PART  I   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

     ITEM  1.     DESCRIPTION  OF  BUSINESS   . . . . . . . . . . . . .    1

     ITEM  2.     PLAN  OF  OPERATION   . . . . . . . . . . . . . . . .    4

     ITEM  3.     DESCRIPTION  OF  PROPERTY . . . . . . . . . . . . . .    4

     ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL
                    OWNERS  AND  MANAGEMENT . . . . . . . . . . . . . .    4

     ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS
                    AND  CONTROL  PERSONS . . . . . . . . . . . . . . .    6

     ITEM  6.     EXECUTIVE  COMPENSATION   . . . . . . . . . . . . . .    6

     ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED
                    TRANSACTIONS    . . . . . . . . . . . . . . . . . .    7

     ITEM  8.     DESCRIPTION  OF  SECURITIES   . . . . . . . . . . . .    8

PART  II    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9

     ITEM  1.     MARKET  FOR  COMMON  EQUITY  AND  RELATED
                    STOCKHOLDER  MATTERS  . . . . . . . . . . . . . . .    9

     ITEM  2.     LEGAL  PROCEEDINGS  . . . . . . . . . . . . . . . . .    9

     ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH
                    ACCOUNTANTS  ON  ACCOUNTING  AND
                    FINANCIAL  DISCLOSURE     . . . . . . . . . . . . .    9

     ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES . . . . .    9

     ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS . . . .   10

PART  F/S   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

     FINANCIAL  STATEMENTS    . . . . . . . . . . . . . . . . . . . . .   12

PART  III   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

     ITEM  1.     INDEX  TO  EXHIBITS   . . . . . . . . . . . . . . . .   12

SIGNATURES    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

                                     PART I


ITEM  1.     DESCRIPTION  OF  BUSINESS

     (A)    BUSINESS  DEVELOPMENT

     The  Company  was  originally  formed  under the name of MEDIA ACQUISITIONS
GROUP, INC., as a Florida corporation filed July 1, 1998. The Company was assigned Document Number P98000058690.

     The Company was formed for the original purpose of acquiring companies providing various media consulting services. However, the Company never activated services and remained inactive. On September 24, 1999, the Company was administratively dissolved for failure to file an annual report.

     On August 10, 2001 an application for Corporation Reinstatement, together with payment of applicable fees, was filed with the Florida Department of State. The Company was reinstated on August 14, 2001.

     On September 17, 2001 Articles of Amendment were filed with the Florida Department of State, changing the name to: RESIDENTIAL RESALES, INC. and changing the authorized capital stock of the Company to Fifty Million (50,000,000) shares of voting common stock at a par value of $.001 per share.

     The Company has received a certification from the Florida Department of State that RESIDENTIAL RESALES, INC. has paid all fees due that office through December 31, 2001, that its most recent annual report/uniform business report was filed on August 14, 2001 and its status is active.

     See Exhibit 3(i) commencing on Page E-1 for the Articles of Incorporation, the Reinstatement of MEDIA ACQUISITIONS GROUP, INC., the Articles of Amendment to the Articles of Incorporation of MEDIA ACQUISITIONS GROUP, INC. and the certification of status for RESIDENTIAL RESALES, INC.

     The Bylaws of the Company are included as Exhibit 3(ii) commencing at Page E-10.


     (B)     BUSINESS  OF  ISSUER

          BUSINESS  OBJECTIVE;  PRINCIPAL  PRODUCTS;  MARKETS
          ---------------------------------------------------

     The primary objective of Residential Resales, Inc. is the purchase of foreclosed or otherwise distressed residential single-family homes, with the intention of renovating or repairing such homes and placing them on the market for resale as promptly as possible.

     For purposes of clarification, under the typical foreclosure situation a homeowner cannot pay the mortgage loan held against the property. The lender files a lawsuit and secures a judicial right to sell the property to recover its loss. A distressed sale occurs when the homeowner is unable to continue the mortgage payments and wishes to sell the residence before the foreclosure procedure begins. It may also occur as a result of other conditions whereby the homeowner is forced to sell the residence immediately.

     The market for the homes to be resold is typically a buyer who wishes to purchase a single-family residence and who can afford to acquire the residence with the down payment required by a lender, but who would not have the funds expended to bring the particular residence to a marketable and satisfactory operating condition. By contrast, Residential Resales, Inc. will purchase the foreclosed home for cash and pay cash for all renovations and/or repair costs.

     SOURCES  FOR  FORECLOSED  RESIDENCES
     ------------------------------------

     The principal sources of the foreclosed residences that the Company may wish to purchase are as follows:

     (1)  Property  sold  at  public  auction;

     (2)  References  from  wholesale  real  estate  brokers;

     (3)  Direct  contact  with  banks  and  savings  and  loan  associations;

     (4) Publications that specialize in listing foreclosed properties, such as "Florida Foreclosure Report" a monthly publication listing pre-foreclosures and foreclosures of residential properties.

     SCOPE  OF  OPERATIONS  AND  PURCHASE  GUIDELINES
     ------------------------------------------------

     - All homes will be purchased only in the Florida counties of Broward, Dade, and Palm Beach.

     - The priced to be paid, per residence acquired, will not generally exceed $60,000.

     - The selling price will be determined by adding the cost of renovation and/or repair to the acquired home and then adding an additional minimum profit of $10,000, including an allowance for certain costs to be pro-rated at the time of sale such as real estate taxes and the cost of collateral items such as title insurance.

     - The anticipated turn-around time, meaning the time from the date of purchase to the date of sale will be 3 months.

     - The homes to be sold will be sold directly by the Company to the greatest extent deemed practical. If necessary, broker services will be used to expedite a given sale.

     COMPETITIVE  BUSINESS  CONDITIONS;  MARKET  SCOPE
     -------------------------------------------------

     - The first competitive consideration is to find a home for purchase that is within our pricing limitations and is considered to be "priced right" for the market for that particular home. The continuing entrance of investors into this area of foreclosure purchases has tended to raise the price of many available properties to levels where we consider that an unacceptable level of potential profit is available. In addition, the Company will be competing against not only individual investors but also against large companies who purchase properties in blocks.

     - Once a home is purchased, the Company faces the continuing problem of increased costs to complete repairs and/or renovations.

     - Obviously, the major risk factor, once a home is offered for resale, is to conclude a profitable sale. In this regard, a problem in this field is individuals who agree to a purchase contract and are not qualified to receive mortgage financing. The time period of removing the home from the market and then discovering that the purchaser is not mortgage qualified is costly in terms of reduced profits when a sale is concluded.

     - Because the Company is selling homes considered to be in the low price area, there is a limited scope of potential buyers - especially ones who are pre-qualified to obtain mortgage financing.

     - The profit potential to the Company is wholly dependent upon the ability of its officers to purchase homes and resell them at price levels which will provide net profits to the Company. There is no assurance that these objectives may be realized. It is reasonable to assume that any homes prepared for resale may eventually be sold.
          However,  it  may  be  that  an  eventual  resale  will  be at a loss.

     Because of the nature of this business there are no statistics that indicate the number of investors in the business or the financial extent of their activities. The Company will basically be in the same competitive position as any other investor seeking to purchase foreclosed residential properties in our anticipated price range.

     GOVERNMENTAL  REGULATIONS,  APPROVAL,  COMPLIANCE
     -------------------------------------------------

     The purchase and sale of residential properties is essentially a private transaction. There are no known governmental regulations or compliance procedures to be considered, federal or state. The sale of a home is reported to the Internal Revenue Service, but this is not an administrative factor in the purchase and sale process.

     EMPLOYEES
     ---------

     It is anticipated that the only employee of this business in the near future will be its President. All other operative functions will be handled by independent contractors or consultants.

ITEM  2.   PLAN  OF  OPERATION

     In order to implement its initial purchase of a residential property, the Company estimates that it will require $60,000 for the purchase price and additional $10,000 to cover repairs and/or renovations and incidental costs such as the closing costs and maintenance until the home is resold. It is planned that all profits will be held and applied toward the purchase of additional properties. Because the Company has substantially no overhead costs, the cash currently on hand will be sufficient to maintain the Company until a purchase is to be made.

     To provide the cash required for the initial acquisition, the Company intends to obtain cash loans from its present stockholders, several of whom have expressed an indication to make loans for the purpose of home purchases.

ITEM  3.    DESCRIPTION  OF  PROPERTY

     The Company owns no real property, nor does it have any leasehold or option interests at this time.

     The Company executive offices are provided, without payment of rent at this time at 270 NW 3rd Court, Boca Raton, Florida. This address is the location of the offices of the General Counsel of the Company, Ledyard H. DeWees, P.A. who has agreed to provide office space and secretarial assistance without charge.

ITEM  4.   SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND MANAGEMENT

     a.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities.


                            Name  and  Address         Amount  and  Nature      Percent
Title of Class              of Beneficial Owner         of Beneficial Owner     of Class
-----------------------    --------------------------  ---------------------  ------------
Common                      Harry DiFrancesco             2,000,000              66.67
                            2901 Middle River Drive
                            Ft. Lauderdale, FL 33306
-----------------------    --------------------------  ---------------------  ------------
Common                      Kimberly DeWees                 187,500               6.25
                            737 SE 1st Way, Apt. 100
                            Deerfield Beach, FL 33441
-----------------------    --------------------------  ---------------------  ------------

 Common                     Ledyard H. DeWees               187,500               6.25
                            270 NW 3rd Court
                            Boca Raton, FL 33432
-----------------------    --------------------------  ---------------------  ------------

 Common                     Carolyn O'Brien                 187,500               6.25
                            270 NW 3rd Court
                            Boca Raton, FL 33432
-----------------------    --------------------------  ---------------------  ------------

 Common                     Erin O'Brien                    187,500               6.25
                            6845 NW 29th Avenue
                            Fort Lauderdale, FL 33309
-----------------------    --------------------------  ---------------------  ------------


Notes  to  security  ownership:

     (1) All shares listed above are owned directly. There are no further stock rights of any type or kind.

     (2) Kimberly DeWees is the adult daughter of Ledyard H. DeWees and Erin O'Brien is the adult daughter of Carolyn O'Brien.

     (B)     SECURITY  OWNERSHIP  OF  MANAGEMENT

     The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.

                     Name  and  Address       Amount  and  Nature      Percent
Title  of  Class     of  Beneficial  Owner    of  Beneficial  Owner    of Class

Common               Harry  Di  Francesco           2,000,000             66.67
                     2901  Middle  River  Drive
                     Fort  Lauderdale,  FL

ITEM  5.     DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTORS
             AND  CONTROL  PERSONS

(A)     IDENTIFY  DIRECTORS  AND  EXECUTIVE  OFFICERS

NAME                         AGE                  POSITION

Harry  DiFrancesco           74                   President
                                                  Sole  Director

     Harry DiFrancesco was named as the Sole Director and President of the Company on August 1, 20O1.

     Mr. DiFrancesco purchased 2,000,000 shares of the common stock of the Company on May 2, 2002 acquiring voting control of the Company. He would be considered as a promotor of the Company.

     For over the past five years Mr. DiFrancesco has served, and is still serving, as President and Chairman of the Board of Directors of NorStar Group, Inc. (NSTG:OTC BB). Nortstar Group, Inc. is a Utah corporation qualified to do business in Florida, with its headquarters in Ft. Lauderdale, Florida. The business of Norstar has been to create an Internet online community of "One Stop Shopping" for products, entertainment, education and business services from a network of providers. The Company also owns various gold mining claims in Nevada.

     b.     IDENTIFY  SIGNIFICANT  EMPLOYEES

     Andrews S. Peck is the Secretary of the Company. He would not be classified as an executive officer but he is expected to make a significant contribution to the business in terms of consulting and administrative functions. Mr. Peck, age 57, is not a director of the Company. He was named as Secretary of Residential Resales, Inc. on May 1, 2002. For the past five years, Mr. Peck has been self-employed as a business consultant, specializing in preparing business plans for corporations and related entities.

     c.     FAMILY  RELATIONSHIPS

     Not  applicable.

     d.     INVOLVEMENT  IN  CERTAIN  LEGAL  PROCEEDINGS

     Not  applicable.


ITEM  6.     EXECUTIVE  COMPENSATION

     a.     GENERAL

     Harry DiFrancesco is the President and sole Director of the Company. Andrews S. Peck is the Secretary. There are no other individuals involved in the management or administration of this Company. Neither of the above-named individuals receives any form of compensation, direct or indirect, and no compensation is being accrued on the books of the company.

     The Company has no plans at this time for executive compensation in any form. The sole Director receives no compensation or fringe benefit in any form.

     b.     SUMMARY  COMPENSATION  TABLE

     Not  applicable.

     c.     OPTION  /  SAR  GRANTS  TABLE

     Not  applicable

     d. AGGREGATED OPTION / SAR EXERCISES AND FISCAL YEAR-END OPTIONS / SAR VALUE TABLE

     Not  applicable.

     e.     LONG-TERM  INCENTIVE  PLAN  AWARDS  TABLE

     Not  applicable.

     f.     COMPENSATION  OF  DIRECTORS

     There are no arrangements whatsoever pertaining to compensation for the sole director

     g. EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS.

     Not  applicable.

     h.     REPORT  ON  REPRICING  OF  OPTIONS/SAR'S

     Not  applicable.


ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     a.     TRANSACTIONS  WITH  PROMOTORS

     Harry DiFrancesco is the only promotor of the Company. He has never received anything of value, tangible or intangible, directly or indirectly, from the Company.

     Harry DiFrancesco is the owner of 2,000,000 shares of the common stock of the Company. He purchased these shares as founders stock under the authority of the Board of Directors on May 2, 2002 for a cash payment to the Company of $2,000.00.

ITEM  8.     DESCRIPTION  OF  SECURITIES

     a.     COMMON  STOCK

     The Company is authorized to issue 50,000,000 (Fifty Million) shares of common stock, with a par value of $.001 per share. Each share of common stock has one vote.

     Florida Statute 607.0728 provides that shareholders do not have a right to cumulate their votes unless the articles of incorporation so provide. The Articles of this Company make no provision whatsoever for cumulative voting rights.

     There are no fixed rights to dividends on the common stock. Dividends may be paid in cash, stock, or otherwise as determined by the Board of Directors from funds lawfully available for such distributions.

     The Articles of Incorporation do not provide for any preemptive rights to stockholders. Consequently, under Florida law the stockholders do not have preemptive rights.

     All shares of common stock when issued shall be fully paid and shall be non-assessable.

     b.     DEBT  SECURITIES

     None.

     c.     OTHER  SECURITIES  TO  BE  REGISTERED

     None.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     A.     MARKET  INFORMATION

     There is no public trading market for the Company's stock and management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker regarding a public market for the stock.

     There are no warrants or options or convertible securities of the Company outstanding.

     Out of 3,000,000 total shares of voting common stock outstanding, there are 2,250,000 shares that are restricted. None of these shares are eligible for sale under Rule 144. There are 750,000 shares of common stock that are free trading. There are no agreements between the stockholders and the Company pertaining the registration under the Securities Act of their shares.

     B.     HOLDERS

     There  are  30  shareholders  of  record  of  the  Company's  common stock.

     C.     DIVIDENDS

     The Company has not paid any dividends to date and has no plans to do so in the foreseeable future.

     D.     SECURITIES  AUTHORIZED  FOR  ISSUANCE  UNDER  EQUITY
            COMPENSATION  PLANS.

     None.

ITEM  2.     LEGAL  PROCEEDINGS

     There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and/or its director.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     On March 1, 2002 the Company elected to offer for sale 250,000 shares of its common stock at $.01 per share. The offering was conducted under Rule 504 of Regulation D, as promulgated by the Securities & Exchange Commission. All sales were conducted under a Subscription Agreement, a copy of which is included here as Exhibit #99 at Page E-28.

     Pursuant to the requirements of this Regulation D offering, Form D was filed with the Securities and Exchange Commission on April 17, 2002.

     Regarding this offering, the following additional information is submitted:

     - All sales were conducted by officers of the Company and no commissions were paid.

     - Sales were made to 25 individuals for a total of 250,000 shares. All sales were for cash, with total payments of $2,500. All proceeds were paid directly to the Company without escrow. All proceeds were received by the Company on a net basis - there being no charges against the sales.

     - This offering has been terminated by the action of the board of directors.

     For purposes of clarification the Company issued stock to four individuals on July 15, 1998 as founders stock, in exchange for services rendered, as a private transaction. See Item 4(a).


ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCE" provides as follows:

"SECTION  1.  INDEMNIFICATION  UNDER  BOA  SECTION  607.0850

     The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION  2.  ADDITIONAL  INDEMNIFICATION

     The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person s official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7) (a-d) of the Business Corporation Act."

     Florida Statute 607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them "if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Florida Statute 607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.


     PART  F/S

FINANCIAL  STATEMENTS

     Attached audited financial statements for RESIDENTIAL RESALES, INC. (F/K/A MEDIA ACQUISITIONS GROUP, INC.) for the fiscal year ending April 30, 2002, and from the period of inception are submitted in compliance with Item 310 of Regulation S/B.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                 APRIL 30, 2002

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS
                                    --------


                                                 PAGE

Independent  Auditors  Report                     F-1

Financial  Statements:

  Balance  Sheets                                 F-2

  Statements  of  Operations                      F-3

  Statement  of  Changes  in  Stockholders
  Equity                                          F-4

  Statements  of  Cash  Flows                 F-5  to  F-6

  Notes  to  Financial  Statements            F-7  to  F-10

                    [EARL M. COHEN, C.P.A., P.A. LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT

To  The  Board  of  Directors
Residential  Resales,  Inc.

We have audited the accompanying balance sheets of Residential Resales, Inc. (F/K/A Media Acquisitions Group, Inc.) (a development stage company), as of April 30, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years then ended and for the period from June 29, 1998 (inception) through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Residential Resales, Inc. (F/K/A Media Acquisitions Group, Inc.) (a development stage company) as of April 30, 2002 and 2001, and the results of its operations and its cash flows for each of the two years then ended and for the period from June 29, 1998 (inception) through April 30, 2002 in conformity with accounting principles generally accepted in the United States.

                                             /s/ Earl M. Cohen, CPA, PA
May  29,  2002
Boca  Raton,  Florida

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                            APRIL 30, 2002 AND 2001


                                     ASSETS
                                     ------

                                                                   2002          2001
                                                                  ----------  ----------
CURRENT ASSETS
  Cash                                                             $     909    $   -
  Stock subscriptions receivable                                       3,500        -
                                                                  ----------  ----------


TOTAL ASSETS                                                       $   4,409    $   -
                                                                  ==========  ==========

                      LIABILITIES AND STOCKHOLDERS EQUITY
                      -------------------------------------

CURRENT LIABILITIES
 Due to stockholder                                                $   1,111    $   -

STOCKHOLDERS EQUITY                                                    3,298        -
                                                                  ----------  ----------


TOTAL LIABILITIES AND STOCKHOLDERS
 EQUITY                                                             $  4,409    $   -
                                                                  ==========  ==========


                Read accompanying Notes to Financial Statements.
                                       F-2

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                                                                       June  29,
                                                                                                                          1998
                                                                                    Year Ended      Year Ended        (Inception)
                                                                                     April 30,       April 30,        to April 30,
                                                                                       2002            2001               2002
                                                                                      ----------  ----------------   --------------
REVENUES                                                                                $     -      $      -          $       -

EXPENSES
 General and administrative                                                               1,202             -              6,202
                                                                                      ----------  ----------------   --------------

NET (LOSS)                                                                              $(1,202)     $       -         $  (6,202)
                                                                                      ==========  =================  ==============

(LOSS) PER SHARE                                                                        $                    -         $       -
                                                                                      ==========  =================  ==============

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                                                          755,370         750,000
                                                                                      ==========  =================

                Read accompanying Notes to Financial Statements.
                                       F-3

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
          PERIOD FROM JUNE 29, 1998 (INCEPTION) THROUGH APRIL 30, 2002

                                                                         Deficit
                                                                       Accumulated
                                   Common  Stock         Additional    During  the
                                Number  of    Par         Paid-In      Development
                                  Shares     Value        Capital        Stage            Total
                                -----------  ------     ------------   -------------   -----------

July 15, 1998 - Common shares
 issued to founders for services
 rendered (after retroactive
 adjustment to reflect 150 to 1
 stock split)                      750,000    $750        $4,250         $    -           $5,000

Net (loss)                               -      -              -          (5,000)         (5,000)
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 1999            750,000    750         4,250          (5,000)              -

Net (loss)                                -      -             -               -               -
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 2000            750,000    750         4,250          (5,000)               -

Net (loss)                                -      -             -               -                -
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 2001            750,000    750         4,250          (5,000)               -

March 1,2002 - Common shares issued
 to founder for stock subscriptions
 receivable                       2,000,000  2,000             -               -            2,000
March 2002 - Common shares
 issued for cash                    100,000    100           900               -            1,000
April 2002 - Common shares
 issued for stock subscriptions
 receivable                         150,000    150          1,350               -           1,500

Net (loss)                                -      -              -          (1,202)         (1,202)
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 2002          3,000,000 $3,000         $6,500         $(6,202)       $  3,298
                                ===========  ======     ============    ============   ===========

                Read accompanying Notes to Financial Statements.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW

                                                                                                                       June  29,
                                                                                                                          1998
                                                                                    Year Ended      Year Ended        (Inception)
                                                                                     April 30,       April 30,        to April 30,
                                                                                       2002            2001               2002
                                                                                      ----------  ----------------   --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss)                                                                             $(1,202)      $  -               $(6,202)
 Adjustments to reconcile net loss to
  cash used in operating activities:
    Common shares issued for services
     rendered                                                                               -            -                 5,000
                                                                                      ----------  ----------------   --------------

NET CASH USED IN OPERATING ACTIVITIES                                                    (1,202)         -                (1,202)
                                                                                      ----------  ----------------   --------------


CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                                                                 1,000          -                 1,000
 Increase in amount due to stockholder                                                    1,111          -                 1,111
                                                                                      ----------  ----------------   --------------


NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 2,111           -                2,111
                                                                                      ----------  ----------------   --------------


NET INCREASE IN CASH                                                                        909           -                  909

CASH - BEGINNING                                                                              -           -                    -
                                                                                      ----------  ----------------   --------------


CASH - ENDING                                                                           $   909        $  -             $    909
                                                                                      ==========  =================  ==============

                Read accompanying Notes to Financial Statements.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOW


                                                                                                                       June  29,
                                                                                                                          1998
                                                                                    Year Ended      Year Ended        (Inception)
                                                                                     April 30,       April 30,        to April 30,
                                                                                       2002            2001               2002
                                                                                      ----------  ----------------   --------------
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
 Common shares issued for services rendered.                                           $     -        $    -          $   5,000
                                                                                      ===========  ================   =============
 Common shares issued for stock subscriptions
 receivable.                                                                           $ 3,500        $    -          $   3,500
                                                                                      ===========  ================   =============



                Read accompanying Notes to Financial Statements.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  1.     ORGANIZATION
             ------------

Residential Resales, Inc. (formerly known as Media Acquisitions Group, Inc. was incorporated on June 29, 1998 under the laws of the State of Florida originally to provide media consulting services. On September 17, 2001, the Articles of Incorporation were amended to change the name to Residential Resales, Inc. In addition, the company changed its business plan to the acquisition and renovation of foreclosed or distressed residential homes for resale. The companys headquarters is in Boca Raton, Florida.

The Company has no revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Companys product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE  2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
             ----------------------------------------------
INCOME  TAXES
-------------

Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

(LOSS)  PER  SHARE
------------------

(Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
             ----------------------------------------------------------

STATEMENT  OF  CASH  FLOWS
--------------------------

     For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

USE  OF  ESTIMATES
------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE  3.     STOCK  SUBSCRIPTIONS  RECEIVABLE
             --------------------------------

Stock subscriptions receivable represent subscriptions for 2,150,000 common shares for a total amount of $3,500, 2,000,000 common shares of which were issued to a founder for a total of $2,000. The receivable was paid in cash on May 9 and May 14, 2002.

NOTE  4.     INCOME  TAXES
             -------------

As of April 30, 2002 and 2001, no deferred income taxes have been recorded due to the Company having no history of profitable operations. Significant components of the Companys net deferred income tax asset are as follows:

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  4.     INCOME  TAXES  (CONTINUED)
             -------------------------

                                                 2002        2001
                                                 ----        ----

            Start-up  expenditures              $1,200       $900
            Less:  Valuation  allowance         (1,200)      (900)
                                                ------       ----

            Net  deferred  income  tax
             asset                              $  -         $  -
                                                 =====       ====

During the year ended April 30, 2002, the valuation allowance increased by $300.

The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

                                                  2001        2000
                                                  ----        ----

  Tax  (benefit)  at  federal
  statutory  rate                               (15.00)%    (15.00)%
  State  tax  (benefit),  net  of
   federal  benefit                              (3.63)      (3.63)
  Valuation  allowance                            18.63       18.63
                                                  ------      ------

  Tax  provision  (benefit)                       00.00%      00.00%
                                                  ======      ======

NOTE  5.     CAPITAL  STOCK
             --------------

The Company had originally 5,000 common shares authorized, issued and outstanding with a par value of $1 per share. On September 17, 2001, the Articles of Incorporation were amended to increase the number of authorized common shares to 50,000,000 and to decrease the par value to $.001 per share. In addition, on March 1, 2002, the Board of Directors approved a 150 to 1 stock split. As a result of the stock split, the original 5,000 common shares issued and outstanding with a par value of $1 per share as of the date of inception have been retroactively adjusted to 750,000 common shares with a par value of $.001 per share.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  5.     CAPITAL  STOCK(CONTINUED)
             ------------------------

During March 2002, the Company offered 250,000 common shares for sale at $.01 per share under Rule 504 of Regulation D of the Securities Act of 1933. As of April 30, 2002, 100,000 common shares were sold for cash totaling $1,000 and another 150,000 common shares were sold through stock subscriptions receivable totaling $1,500.

As  of  April  30,  2002,  3,000,000  common shares were issued and outstanding.

NOTE  6.     RELATED  PARTY  TRANSACTIONS
             ----------------------------

DUE  TO  STOCKHOLDER
--------------------

Due to stockholder represents payments made for corporation fees and supplies on behalf of the Company. The amount due to stockholder is expected to be repaid within the next twelve months.

                                   PART  III

ITEM  1.     INDEX  TO  EXHIBITS


     EXHIBIT  NUMBER         PAGE  NUMBER         DESCRIPTION
     ---------------         ------------         -----------

          3(i)(a)               E-1               Articles  of Incorporation of
                                                  MEDIA  ACQUISITIONS
                                                  GROUP,  Inc.

          3(i)(b)               E-6               Certification  of
                                                  Reinstatement

          3(i)(c)               E-7               Articles  of  Amendment
                                                  changing  name to RESIDENTIAL
                                                  RESALES,  INC.

          3(i)(d)               E-9               Certification  of status of
                                                  RESIDENTIAL  RESALES,  INC.

          3(ii)                 E-10              Bylaws of RESIDENTIAL
                                                  RESALES, INC.

          99                    E-28              Subscription  Agreement



                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          RESIDENTIAL  RESALES,  INC.,

DATE:  June  20,  2002                    By:  /s/  Harry  DiFrancesco
                                            ---------------------------------
                                                    Harry  DiFrancesco
                                                    President  and  Director

                               STATE OF FLORIDA
                              DEPARTMENT OF STATE


I certify the attached is a true and correct copy of the Articles of Incorporation of MEDIA ACQUISITIONS GROUP, INC., a Florida corporation, filed on June 29, 1998, as shown by the records of this office.

I further certify the document was electronically received under FAX audit number H98000012040. This certificate is issued in accordance with section 15.16, Florida Statutes, and authenticated by the code noted below.

The  document  number  of  this  corporation  is  P98000057957.

Given  under  my  hand  and  the
Great  Seal  of  the  State  of  Florida,
at  Tallahassee,  the  Capital,  this  the
Thirtieth  day  of  June,  1998

Authentication  Code:  598A00035423-063098-P98000057957-1/1

                                                Sandra B. Mortham
                                                Secretary of State

                            ARTICLES OF INCORPORATION
                                       OF
                         MEDIA ACQUISITIONS GROUP, INC.


The undersigned, acting as incorporator of a corporation under the Florida Business Corporation Act, adapts the following Articles of Incorporation for such corporation:

ARTICLE  I
-----------
The  name  of  the  corporation  is:  MEDIA  ACQUISITIONS  GROUP,  INC.

ARTICLE II
------------
The  period  of  duration  of  the  corporation  is  perpetual.

ARTICLE  III
-------------
The purpose or purposes far which the corporation is organized is to engage in any type of activity, within or without the United States which is lawful under the laws of the United States and the State of Florida.

ARTICLE  IV
------------
The Street address of the initial principal office of the corporation and the mailing address of the corporation is: 20533 Biscayne Blvd, Suite N-304, Aventura, Florida 33180.

                                                Prepared  by:
                                                Ledyard  H.  DeWees,  Esq.
                                                270  NW  3rd  Court
                                                Boca  Raton,  FL  33432
                                                Bar  #019426

ARTICLE  V
-----------
The total authorized capital stock of this Corporation shall consist of Five Thousand (5,000) shares of voting common stock, having a par value of $1.00 each, amounting in the aggregate to Five Thousand Dollars ($5,000.00). All stock when issued shall be fully paid for and shall be nonassessable and, shares of the Corporation are not to be divided into classes.

The holders of the outstanding capital stock shall be entitled to receive, when and as declared by the Board of Directors, dividends payable either in cash, in property, or in shares of the capital stock of the corporation. In any event, dividends on the common stock of this corporation shall have no cumulative rights whatsoever and dividends will not accumulate if the Directors do not declare dividends, whether or not there is a surplus available to the Board of Directors for the payment of dividends,

Each shareholder of this corporation shall have one vote per share of issued and outstanding shares.

ARTICLE  VI
------------
The street address of the initial registered office of this Corporation is 270 NW Third Court, Boca Raton, FL 33432. The initial registered agent of this Corporation is: Ledyard H. DeWees.

ARTICLE  VII
-------------
This Corporation shall have up to five (5) Directors, under such terms and conditions as shall be specified in the By-laws.

ARTICLE  VIII
--------------
The name and address of the person signing these Articles as the incorporator is:

    Ledyard  H.  DeWees
    270  NW  Third  Court
    Boca  Raton,  Florida  33432

ARTICLE  IX
------------
The power to adopt, alter, amend or repeal By-laws shall be vested in the Board of Directors.

ARTICLE  X
----------
The Shareholders of this corporation shall not have preemptive rights to acquire the corporation's unissued shares.

ARTICLE  Xl
-----------
The shareholders shall have the absolute power to adopt, amend, alter, change or appeal these Articles of Incorporation when proposed and approved at a stockholder's meeting with not less than a majority vote of the issued and outstanding common stock.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 29th day of June, 1 1998.

                                            /S/  LEDYARD  H.  DEWEES
                                             -----------------------
                                             LEDYARD  H.  DEWEES
                                                 INCORPORATOR

                           CERTIFICATE OF DESIGNATION
                       REGISTERED AGENT/REGISTERED OFFICE

Pursuant to the provisions of Sections 607.0501 or 617.0501, Florida Statutes, the undersigned corporation, organized under the laws of the State of Florida, submits the following statement in designating the registered office/registered agent, in the State of Florida,

1.  The  name  of  the  corporation  is:  MEDIA  ACQUISITIONS  GROUP,  INC.

2.  The  name  and  address  of  the  registered  agent  and  office  is:

    LEDYARD  H.  DEWEES
    270  NW  Third  Court
    Boca  Raton,  Florida  33432

HAVING BEEN NAMED AS REGISTERED AGENT AND TO ACCEPT SERVICE OF PROCESS FOR THE ABOVE STATED CORPORAT1ON AT THE PLACE DESIGNATED
IN THIS CERTIFICATE, I HEREBY ACCEPT THE APPOINTMENT AS REGISTERED AGENT AND AGREE TO ACT IN THIS CAPACITY. I FURTHER AGREE TO COMPLY
WITH  THE  PROVISIONS  OF  ALL  STATUTES  RELATING  TO  THE  PROPER  AND
COMPLETE  PERFORMANCE  OF  MY  DUTIES,  AND  I  AM  FAMILIAR  WITH  AND  ACCEPT
THE  OBLIGATIONS  OF  MY  POSITION  AS  REGISTERED  AGENT.

                                                     /s/ LEDYARD  DEWEES
                                                     ____________________
                                                     LEDYARD  DEWEES
                                                     June  29,  1998


                                      E5

                               STATE OF FLORIDA
                              DEPARTMENT OF STATE


I certify from the records of this office that MEDIA ACQUISITIONS GROUP, INC. is a corporation organized under the laws of the State of Florida, filed on June29, 1998.

The  document  number  of  this  corporation  is  P98000057957.

I further certify that said corporation filed an application for reinstatement on August 14,2001, and that the certificate of administrative dissolution has been cancelled, and its status is active.

Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capitol, this the Twentieth day of August, 2001


                                                        Katherine Harris
                                                        Secretary of State


                                      E6

                               STATE OF FLORIDA
                              DEPARTMENT OF STATE


I certify the attached is a true and correct copy of the Articles of Amendment, filed on September 17, 2001, to Articles of Incorporation for MEDIA ACQUISITIONS GROUP, INC. which changed its name to RESIDENTIAL RESALES, INC a Florida corporation, as shown by the records of this office.

The  document  number  of  this  corporation  is  P98000057957.

Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capitol, this the Twenty-fourth day of September, 2001.

                                                        Katherine Harris
                                                        Secretary of State

                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                         MEDIA ACQUISITIONS GROUP, INC.

                          Document Number P98000057957


TO:  DEPARTMENT  OF  STATE
DIVISION  OF  CORPORATIONS
STATE  OF  FLORIDA

Pursuant to Florida Statute c607 of the Florida Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of incorporation and -does certify as follows:

1.  The  name  of  the  corporation  is:  MEDIA  ACQUISITIONS  GROUP,  INC.

2. The effective date of all amendments to these Articles of Incorporation shall be the date these Articles of Amendment are filed with the Department of State.

3. The amendments as contained herein were approved by the shareholders and the number of votes cast for the amendments, being all of the voting stock, which is the only class of stock authorized, were sufficient for approval.

4. ARTICLE I is hereby revoked in its entirety and a new ARTICLE I is adopted as follows:

ARTICLE  I

The  name  of  the  corporation  is:  RESIDENTIAL  RESALES,INC.

5. The first paragraph of ARTICLE V is hereby revoked in its entirety and a new first paragraph is adopted as follows:

"ARTICLE  V

The total authorized capital stock of this Corporation shall consist of Fifty Million ( 50,000,000 ) shares of voting common stock, having a par value of $OO1 each, amounting in the aggregate to Fifty Thousand Dollars ($50,000.00). All stock when issued shall be fully paid for and shall be nonassessable and shares of the Corporation are not to be divided into classes."

IN WITNESS WHEREOF, these Articles of Amendment were executed on this 14 day of September, 2001.

MEDIA  ACQUISITIONS  GROUP,  INC.
By: /s/ Ledyard H. DeWees
    --------------------
        Ledyard H. DeWees
        President

                               STATE OF FLORIDA
                              DEPARTMENT OF STATE


I certify from the records of this office that RESIDENTIAL RESALES, INC. is a corporation organized under the laws of the State of Florida, filed on September 29, 1998.

The  document  number  of  this  corporation  is  P98000057957.

I further certify that said corporation has paid all fees due this office through December 31, 2001, that its most recent annual report/uniform business report was filed on August 14, 2001, and its status is active.

I  further  certify that said corporation has not filed Articles of Dissolution.


Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capitol, this the Twenty-fourth day of September, 2001.

                                                        Katherine Harris
                                                        Secretary of State

                                     BYLAWS
                                       OF
                              RESIDENTIAL RESALES
                            (A FLORIDA CORPORATION)
                              ARTICLE I - OFFICES
                             ----------------------

SECTION  1.  PRINCIPAL  PLACE  OF  BUSINESS

     The initial location of the principal place of business of the corporation shall be as specified in the articles of incorporation and may be changed from time to time by resolution of the board of directors. It may be located at any place within or outside the State of Florida.

     The principal place of business of the corporation shall also be known as the principal office of the corporation.

SECTION  2.  OTHER  OFFICES

     The corporation may also have offices at such other places as the board of directors may from time to time designate, or as the business of the corporation may require.
                            ARTICLE II - SHAREHOLDERS
                          ----------------------------

SECTION  1.  PLACE  OF  MEETINGS

     All meetings of the shareholders shall be held at the principal place of business of the corporation or at such other place, within or outside the State of Florida, as may be determined by the board of directors.

SECTION  2.  ANNUAL  MEETINGS

     The annual meeting of the shareholders shall be held on the first day of the month of April in each year, at 10:00 o'clock A.M., or at such other time and place as designated by the Board of Directors, at which time the shareholders shall elect a board of directors and transact any other proper business. If this date falls on a legal holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the board of directors or by the shareholders. In order for a special meeting to be called by the shareholders, 10 percent or more of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting shall sign, date and deliver to the secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

     The secretary shall issue the call for special meetings unless the president, the board of directors, or the shareholders designate another person to make the call.

                                      E10

SECTION  4.  NOTICE  OF  MEETINGS

     Notice of all shareholders' meetings, whether annual or special, shall be given to each shareholder of record entitled to vote at such meeting no fewer than 10 or more than 60 days before the meeting date. The notice shall include the date, time and place of the meeting and in the case of a special meeting the purpose or purposes for which the meeting is called. Only the business within the purpose or purposes included in the notice of special meeting may be conducted at a special shareholders' meeting.

     Notice of shareholders' meetings may be given orally or in writing, by or at the direction of the president, the secretary or the officer or persons calling the meeting. Notice of meetings may be communicated in person; by telephone, telegraph, teletype, facsimile machine, or other form of electronic communication; or by mail. If mailed, notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at the shareholder's address as it appears on the stock transfer books of the corporation, with postage prepaid.

     When a meeting is adjourned to a different date, time or place, it shall not be necessary to give any notice of the adjourned meeting if the new date, time or place is announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment, the board fixes a new record date for the adjourned meeting, notice of the adjourned meeting in accordance with the preceding paragraphs of this bylaw shall be given to each person who is a shareholder as of the new record date and is entitled to vote at such meeting.


SECTION  5.  WAIVER  OF  NOTICE

     A shareholder may waive any notice required by the Florida Business Corporation Act, the articles of incorporation or these bylaws before or after the date and time stated in the notice. The waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records. Neither the business to be transacted at nor the purpose of any annual or special meeting of the shareholders need be specified in any written waiver of notice.


SECTION  6.  ACTION  WITHOUT  MEETING

     Any action which is required by law to be taken at an annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote if one or more written consents, setting forth the action so taken, shall be dated and signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written consents shall not be effective to take corporate action unless, within 60 days of the date of the earliest written consent relating to the action, the signed written consents of the number of holders required to take the action are delivered to the corporation.


                                      E11

     Within 10 days after obtaining any such authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action.


SECTION  7.  QUORUM  AND  SHAREHOLDER  ACTION

     A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Unless otherwise provided under law, the articles of incorporation or these bylaws, if a quorum is present, action on a matter, other than the election of directors, shall be approved if the votes cast by the holders of the shares represented at the meeting and entitled to vote favoring the action exceed the votes cast opposing the action. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

     After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.


SECTION  8.  VOTING  OF  SHARES

     Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except as may be provided under law or the articles of incorporation. A shareholder may vote either in person or by proxy executed in writing by the shareholder or the shareholder's duly authorized attorney-in-fact.

     At each election of directors, each shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by the shareholder, for as many persons as there are directors to be elected at that time and for whose election the shareholder has a right to vote.


SECTION  9.  PROXIES

     A shareholder, or the shareholder's attorney in fact, may appoint a proxy to vote or otherwise act for the shareholder. An executed telegram or cablegram appearing to have been transmitted by such person, or a photographic, photostatic, or equivalent reproduction of an appointment form, shall be a sufficient appointment form.

     An appointment of a proxy is effective when received by the secretary or other officer or agent authorized to tabulate votes. An appointment is valid for up to 11 months unless a longer period is specified in the appointment form.

     An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is revocable and the appointment is coupled with an interest as provided in Section 607.0722(5) of the Florida Business Corporation Act (BCA or Business Corporation Act).

                                      E12

SECTION  10.  RECORD  DATE  FOR  DETERMINING  SHAREHOLDERS

     The board of directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote, or to take any other action. In no event may a record date fixed by the board of directors be a date preceding the date upon which the resolution fixing the record date is adopted. A record date may not be specified to be more than 70 days before the meeting or action.

     Unless otherwise specified by resolution of the board of directors, the following record dates shall be operative:

     1. The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder delivers the shareholder's demand to the corporation.

     2. If no prior action is required by the board of directors pursuant to the Business Corporation Act, the record date for determining shareholders entitled to take action without a meeting is the date the first signed written consent relating to the proposed action is delivered to the corporation.

     3. If prior action is required by the board of directors pursuant to the Business Corporation Act, the record date for determining shareholders entitled to take action without a meeting is at the close of business on the day on which the Board of directors adopts the resolution taking such prior action.
     4. The record date for determining shareholders entitled to notice of and to vote at a meeting of shareholders is at the close of business on the day before the first notice is delivered to the shareholders.


SECTION  11.  SHAREHOLDERS'  LIST

     After a record date is fixed or determined in accordance with these bylaws, the secretary shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders' meeting. The list shall show the addresses of, and the number and class and series, if any, of shares held by, each person.

     The shareholders' list shall be available for inspection by any shareholder for a period of 10 days prior to the meeting, or such shorter time as exists between the record date and the meeting, and continuing through the meeting, at the corporation's principal place of business.


                            ARTICLE III - DIRECTORS
                           --------------------------

SECTION  1.  POWERS

     Except as may be otherwise provided by law or the articles of incorporation, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors.

                                      E13

     A director who is present at a meeting of the board of directors or a committee of the board of directors when corporate action is taken shall be deemed to have assented to the action taken unless:

     1.     The  director  votes  against or abstains from the action taken; or

     2. The director objects at the beginning of the meeting, or promptly upon the directors arrival, to holding the meeting or transacting specified business at the meeting.

     The board of directors shall have the authority to fix the compensation of the directors.


SECTION  2.  QUALIFICATION  AND  NUMBER

     Directors shall be individuals who are 18 years of age or older but need not be residents of the State of Florida or shareholders of this corporation.

     The authorized number of directors shall be at least one and shall be a maximum of seven (7) or any lessor number if so elected by the shareholders. This number may be increased only by amendment to the Articles of Incorporation. If the number of directors elected by the shareholders shall be less than seven
(7), the number of directors so elected shall not be increased except by election by the shareholders.


SECTION  3.  ELECTION  AND  TENURE  OF  OFFICE

     The directors shall be elected at each annual meeting of the shareholders and each director shall hold office until the next annual meeting of shareholders and until the director's successor has been elected and qualified, or until the director's earlier resignation or removal from office.


SECTION  4.  VACANCIES

     Unless otherwise provided in the articles of incorporation, any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors, or by the shareholders.

     A director elected to fill a vacancy shall hold office only until the next shareholders' meeting at which directors are elected.


SECTION  5.  REMOVAL

     Unless the articles of incorporation provide that a director may only be removed for cause, at a meeting of shareholders called expressly for that purpose, one or more directors may be removed, with or without cause, if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

                                      E14

SECTION  6.  PLACE  OF  MEETING

     Meetings of the board of directors shall be held at any place, within or without the State of Florida, which has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal place of business of the corporation or as may be designated from time to time by resolution of the board of directors.

     The board of directors may permit any or all directors to participate in meetings by, or conduct the meeting through the use of, any means of communication by which all directors participating can simultaneously hear each other during the meeting.


SECTION  7.  ANNUAL  AND  REGULAR  MEETINGS

     An annual meeting of the board of directors shall be held without call or notice immediately after and at the same place as the annual meeting of the shareholders.

     Other regular meetings of the board of directors shall be held at such times and places as may be fixed from time to time by the board of directors. Call and notice of these regular meeting shall not be required.


SECTION  8.  SPECIAL  MEETINGS  AND  NOTICE  REQUIREMENTS

     Special meetings of the board of directors may be called by the chairman of the board or by the president and shall be preceded by at least 2 days' notice of the date, time, and place of the meeting. Unless otherwise required by law, the articles of incorporation or these bylaws, the notice need not specify the purpose of the special meeting.

     Notice of directors' meeting may be given orally or in writing, by or at the direction of the president, the secretary or the officer or persons calling the meeting.
Notice of meetings may be communicated in person; by telephone, telegraph, teletype, facsimile machine, or other form of electronic communication; or by mail. If mailed, notice shall be deemed to be delivered when deposited in the United States mail, addressed to the director at the director's current address on file with the corporation, with postage prepaid.

     If any meeting of directors is adjourned to another time or place, notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

                                      E15

SECTION  9.  QUORUM

     A majority of the elected number of directors shall constitute a quorum for all meetings of the board of directors.


SECTION  10.  VOTING

     If a quorum is present when a vote is taken, the affirmative vote of a majority of directors when corporate action is taken shall be deemed to have assented to the action taken unless:

     1. The director objects at the beginning of the meeting, or promptly upon arriving, to holding the meeting or transacting specified business at the meeting; or

     2.     The  director  votes  against  or  abstains  from the action taken.


SECTION  11.  WAVIER  OF  NOTICE

     Notice of a meeting of the board of directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.


SECTION  12.  ACTION  WITHOUT  MEETING

     Any action required or permitted to be taken at a board of directors' meeting or committee meeting may be taken without a meeting if the action is taken by all members of the board of directors or of the committee. The action must be evidenced by one or more written consents describing the action taken and signed by each director or committee member.


                              ARTICLE IV - OFFICERS
                            ------------------------

SECTION  1.  OFFICERS

     The officers of the corporation shall consist of a president, a secretary, a treasurer, and such other officers as the board of directors may appoint. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the board of directors.

                                      E16

     The same individual may simultaneously hold more than one office in the corporation.

     Each officer shall have the authority and shall perform the duties set forth in these bylaws and, to the extent consistent with these bylaws, shall have such other duties and powers as may be determined by the board of directors or by direction of any officer authorized by the board of directors to prescribe the duties of other officers.


SECTION  2.  ELECTION

     All officers of the corporation shall be elected or appointed by, and serve at the pleasure of, the board of directors.

     The election or appointment of an officer shall not itself create contract rights.


SECTION  3.  REMOVAL,  RESIGNATION  AND  VACANCIES

     An officer may resign at any time by delivering notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the corporation accepts the future effective date, the board of directors may fill the pending vacancy before the effective date if the board provides that the successor does not take office until the effective date.

     The board of directors may remove any officer at any time with or without cause. Any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

     An officer's removal shall not affect the corporation's contract rights, if any, with the officer.

     Any vacancy occurring in any office may be filled by the board of directors.

SECTION  4.   PRESIDENT

     The President shall be the chief executive officer and general manager of the corporation and shall, subject to the direction and control of the board of directors, have general supervision, direction, and control of the business and affairs of the corporation. He shall preside at all meetings of the shareholders if present thereat and be an ex-officio member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation.

                                      E17

     In the absence or disability of the president, the vice president, if any, shall perform all the duties of the president and, when so acting, shall have all the powers of, and be subject to all the restrictions imposed upon, the president.

SECTION  5.  SECRETARY

     (a) The secretary shall be responsible for preparing, or causing to be prepared, minutes of all meetings of directors and shareholders and for authenticating records of the corporation.

     (b) The secretary shall keep, or cause to be kept, at the principal place of business of the corporation, minutes of all meetings of the shareholders or the board of directors; a record of all actions taken by the shareholders or the board of directors without a meeting for the past three years; and a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the corporation.

     (c) Minutes of the meetings shall state the date, time and place of the meeting; whether regular or special; how called or authorized; the notice thereof given or the waivers of notice received; the names of those present at directors' meetings; the number of shares present or represented at shareholders' meetings; and an account of the proceedings thereof.

     (d) The secretary shall maintain, at the principal place of business of the corporation, a record of its shareholders, showing the names of the shareholders and their addresses, the number, class, and series, if any, held by each, the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

     (e) The secretary shall make sure that the following papers and reports are included in the secretary's records kept at the principal place of business of the corporation:

          1. The articles or restated articles of incorporation and all amendments to them currently in effect;

          2. The bylaws or restated bylaws and all amendments to them currently in effect;

          3. Resolutions adopted by the board of directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

          4. Minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting for the past 3 years;


                                      E18

          5. Written communications to all shareholders generally or all shareholders of a class or series within the past 3 years, including the financial statements furnished for the past 3 years under Article VI, Section 2 of these bylaws and any reports furnished during the last 3 years under Article VI, Section 3 of these bylaws;

          6. A list of the names and business street addresses of current directors and officers; and

          7. The corporation's most recent annual report delivered to the Department of State under Article VI, Section 4 of these bylaws.

     The secretary shall give, or cause to be given, notice of all meetings of shareholders and directors required to be given by law or by the provisions of these bylaws.

     The  secretary  shall  have  charge  of  the  seal  of  the  corporation.

     In the absence or disability of the secretary, the assistant secretary, or, if there is none or more than one, the assistant secretary designated by the board of directors, shall have all the power of, and be subject to all the restrictions imposed upon, the secretary.

SECTION  6.  TREASURER

     The treasurer shall have custody of the funds and securities of the corporation and shall keep and maintain, or cause to be kept and maintained, at the principal business office of the corporation, adequate and correct books and records of accounts of the income, expenses, assets, liabilities, properties and business transactions of the corporation.

     The treasurer shall prepare, or cause to be prepared, and shall furnish to shareholders, the annual financial statements and other reports required pursuant to Article VI, Sections 2 and 3 of these bylaws.

     The treasurer shall deposit monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. The treasurer shall disburse the funds of the corporation in payment of the just demands against the corporation as authorized by the board of directors and shall render to the president and directors, whenever requested, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

     In the absence or disability of the treasurer, the assistant treasurer, if any, shall perform all the duties of the treasurer and, when so acting, shall have all the powers of and be subject to all the restrictions imposed upon the treasurer.

                                      E19

SECTION  7.  COMPENSATION

     The officers of this corporation shall receive such compensation for their services as may be fixed by resolution of the board of directors.

                   ARTICLE V - EXECUTIVE AND OTHER COMMITTEES
                ------------------------------------------------

SECTION  1.  EXECUTIVE  AND  OTHER  COMMITTEES  OF  THE  BOARD

     The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate from its members an executive committee and one or more other committees each of which, to the extent provided in such resolution, the articles of incorporation or these bylaws, shall have and may exercise the authority of the board of directors, except that no such committee shall have the authority to:

     1. Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

     2.     Fill  vacancies on the board of directors or any committee thereof.

     3.     Adopt,  amend,  or  repeal  the  bylaws.

     4. Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the board of directors.

     5. Authorize or approve the issuance or sale or contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a voting group except that the board of directors may authorize a committee (or a senior executive officer of the corporation) to do so within limits specifically prescribed by the board of directors.

     Each such committee shall have two or more members who serve at the pleasure of the board of directors. The board, by resolution adopted by a majority of the authorized number of directors, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

     The provisions of law, the articles of incorporation and these bylaws which govern meetings, notice and waiver of notice, and quorum and voting requirements of the board of directors shall apply to such committees of the board and their members as well.

     Neither the designation of any such committee, the delegation thereto of authority, nor action by such committee pursuant to such authority shall alone constitute compliance by any member of the board of directors not a member of the committee in question with the director's responsibility to act in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in like position would use under similar circumstances.

                                      E20

                ARTICLE VI - CORPORATE BOOKS, RECORDS AND REPORTS
            --------------------------------------------------------

SECTION  1.  BOOKS,  RECORDS  AND  REPORTS

     The corporation shall keep correct and complete books and records of account; minutes of the proceedings of its shareholders, board of directors, and committees of directors; a record of its shareholders; and such other records and reports as are further described in Article IV, Sections 5 and 6 of these bylaws, at the principal place of business of the corporation.

     Any books, records, and minutes may be in written form or in another form capable of being converted into written form within a reasonable time.

SECTION  2.  ANNUAL  FINANCIAL  STATEMENTS  FOR  SHAREHOLDERS

     Unless modified by resolution of the shareholders within 120 days of the close of each fiscal year, the corporation shall furnish its shareholders annual financial statements which may be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flow for that year. If financial statements are prepared on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

     If the annual financial statements are reported upon by a public accountant, the accountant's report must accompany them. If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation's accounting records:

     1. Stating the person's reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation, and

     2. Describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.

     The corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the corporation to prepare its financial statements if, for reasons beyond the corporation's control, it is unable to prepare its financial statements within the prescribed period. Thereafter, on written request from a shareholder who was not mailed the statements, the corporation shall mail the shareholder the latest financial statements.

     Copies of the annual financial statements shall be kept at the principal place of business of the corporation for at least 5 years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

                                      E21

SECTION  3.  OTHER  REPORTS  TO  SHAREHOLDERS

     If the corporation indemnifies or advances expenses to any director, officer, employee, or agent, other than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation shall report the indemnification or advance in writing to the share- holders with or before the notice of the next shareholders' meeting, or prior to such meeting if the indemnification or advance occurs after the giving of such notice but prior to the time that such meeting is held. The report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

     If the corporation issues or authorizes the issuance of shares for promises to render service in the future, the corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders' meeting.


SECTION  4.  ANNUAL  REPORT  TO  DEPARTMENT  OF  STATE

     The corporation shall prepare and deliver an annual report form to the Department of State each year within the time limits imposed, and containing the information required, by Section 607.1622 of the Business Corporation Act.


SECTION  5.  INSPECTION  BY  SHAREHOLDERS

     (a) A shareholder of the corporation is entitled to inspect and copy, during regular business hours at the corporation's principal office, the records of the corporation described in Article IV, Section 5(e) of these bylaws if the shareholder gives the secretary written notice of the shareholder's demand at least 5 business days before the date on which the shareholder wishes to inspect and copy.

     (b) A shareholder of this corporation is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation if the shareholder meets the requirements of subsection (c) below and gives the corporation written notice of the shareholder's demand at lest 5 business days before the date on which the shareholder wishes to inspect and copy:

          1. Excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders, and records of action taken by the shareholders or board of directors without a meeting, to the extent not subject to inspection under subsection (a) above;

                                      E22

          2.     Accounting  records  of  the  corporation;
          3.     The  record  of  shareholders;  and
          4.     Any  other  books  and  records  of  the  corporation.
     (c) A shareholder may inspect and copy the records described in subsection (b) above only if:

          1. The shareholder's demand is made in good faith and for a purpose reasonably related to the shareholder's interest as a shareholder;
          2. The demand describes with reasonable particularity the shareholder's purpose and the records the shareholder desires to inspect; and

          3. The records requested are directly connected with the shareholder's purpose.

     (d)     This  section  of  the  bylaws  does  not  affect:

          1.     The  right  of a shareholder to inspect and copy records under
Article  II,  Section  11  of  these  bylaws;

          2. The power of a court, independently of the Business Corporation Act, to compel the production of corporate records for examination.


SECTION  5.  INSPECTION  BY  DIRECTORS

     Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind of the corporation and to inspect the physical properties of the corporation. Such inspection by a director may be made in person or by agent or attorney. the right of inspection includes the right to copy and make extracts.

                  ARTICLE VII - INDEMNIFICATION AND INSURANCE
                ------------------------------------------------

SECTION  1.  INDEMNIFICATION  UNDER  BCA  SECTION  607.0850

     The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION  2.  ADDITIONAL  INDEMNIFICATION


                                      E23

     The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7)(a-d) of the Business Corporation Act.

SECTION  3.  COURT  ORDERED  INDEMNIFICATION

     Unless otherwise provided by the articles of incorporation notwithstanding the failure of the corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction in accordance with Section 607.0850(9) of the Business Corporation Act.


SECTION  4.  INSURANCE

     The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under provisions of law.

                              ARTICLE VIII - SHARES
                            ------------------------

SECTION  1.  ISSUANCE  OF  SHARES

     The board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, promises to perform services evidenced by a written contract, or other securities of the corporation.

     Before the corporation issues shares, the board of directors shall determine that the consideration received or to be received for shares to be issued is adequate. That determination by the board of directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid, and nonassessable.

     When the corporation receives the consideration for which the board of directors authorized the issuance of shares, the shares issued therefor are

                                      E24
fully paid and nonassessable. Consideration in the form of a promise to pay money or a promise to perform services is received by the corporation at the time of the making of the promise, unless the agreement specifically provides otherwise.

     The corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the note is paid, or the benefits received. If the services are not performed, the shares escrowed or restricted and the distributions credited may be canceled in whole or part.

SECTION  2.  CERTIFICATES

     After shares in corporation have been fully paid, the holder of the shares shall be given a certificate representing the shares. At a minimum, each share certificate shall state on its face the following information:

     1. The name of the corporation and that the corporation is organized under the laws of Florida;

     2.     The  name  of  the  person  to  whom  issued;

     3. The number and class of shares and the designation of the series, if any, the certificate represents.

     Each certificate shall be signed, either manually or in facsimile, by the president or a vice president and by the secretary or an assistant secretary of the corporation and may bear the seal of the corporation.

                             ARTICLE IX - DIVIDENDS
                            -------------------------

SECTION  1.  PAYMENT  OF  DIVIDENDS

     The board of directors may authorize, and the corporation may make, dividends on its shares in cash, property, or its own shares and other distributions to its shareholders, subject to any restrictions contained in the articles of incorporation, to the requirements of Sections 607.0623 and
607.06401 of the Business Corporation Act, and to all applicable provisions of law.

                                      E25

                  ARTICLE X - AMENDMENT OF ARTICLES AND BYLAWS
              ---------------------------------------------------

SECTION  1.  AMENDMENT  OF  ARTICLES  OF  INCORPORATION

     The board of directors may propose one or more amendments to the articles of incorporation for submission to the shareholders. For the amendment to be effective:

     1. The board of directors must recommend the amendment to the shareholders, unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment; and

     2. The shareholders entitled to vote on the amendment must approve the amendment as provided below.

     The board of directors may condition its submission of the proposed amendment to the shareholders on any basis. The shareholders shall approve amendments to the articles of incorporation by the vote of a majority of the votes entitled to be cast on the amendment, except as may otherwise be provided by the articles of incorporation, Sections 607.1003 and 607.1004 of the Business Corporation Act and other applicable provisions of law, and these bylaws.

     The corporation shall notify each shareholder, whether or not entitled to vote, of the proposed shareholders' meeting to amend the articles of incorporation in accordance with Article II, Section 4 of these bylaws. The notice of meeting must state that the purpose, or one of the purposes, of the meeting is to consider the proposed amendment and contain or be accompanied by a copy or summary of the amendment.

     Notwithstanding the above provisions of this section and unless otherwise provided in the articles of incorporation, if this corporation has 35 or fewer shareholders then, pursuant to Section 607.1002(6) of the Business Corporation Act, the shareholders may amend the articles of incorporation without an act of the directors at a meeting of the shareholders for which the notice of the changes to be made is given.

SECTION  2.  AMENDMENT  OF  BYLAWS

     The  board  of  directors  may  amend  or  repeal  these  bylaws  unless:

     1. The articles of incorporation or the Business Corporation Act reserves the power to amend the bylaws generally or a particular bylaw provision exclusively to the shareholders; or

     2. The shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision.

                                      E26

     The shareholders may amend or repeal these bylaws even though the bylaws may also be amended or repealed by the board of directors.

                                  CERTIFICATE
                                  -----------

     This is to certify that the foregoing is a true and correct copy of the Bylaws of the corporation named in the title hereto as were originally adopted July 15, 1998 under the name of Media Acquisition Group, Inc. by the Sole Incorporator of the corporation.

Dated:   March  1,  2002.


       Ledyard  DeWees
-------------------------------
          Secretary


                                      E27

                             SUBSCRIPTION AGREEMENT
                            -----------------------

To:  RESIDENTIAL  RESALES,  INC.
     270  NW  3rd  Court
     Boca  Raton,  FL  33432

Gentlemen:

     1.     SUBSCRIPTION.  The  undersigned  investor  (the  "Investor")  hereby
            ------------
subscribes to the purchase of ______________ shares of the common stock of RESIDENTIAL RESALES, INC. (the "Company"), a Florida corporation, at a total price of $___________________.

     2.     ACCEPTANCE  OF  SUBSCRIPTION.  The  Investor herewith tenders to the
            ----------------------------
Company, at the address set forth above or to an account designated in writing by the Company, payment by delivery of a check or wire transfer payable to the Company, in the amount set forth in Section 1 of this Agreement representing payment in full for the subscribed shares.

     3.     REPRESENTATIONS  AND  WARRANTIES  OF  THE  UNDERSIGNED. The Investor
            ------------------------------------------------------
hereby  represents  and  warrants  to  the  Company  as  follows:

     (a) The Investor can bear the economic risk of this investment and can afford a complete loss thereof. The Investor (1) has sufficient liquid assets to pay the full purchase price for the shares, (ii) has adequate means of providing for current and presently foreseeable future needs, (iii) has no present need for liquidity of this investment in the shares and (iv) will not have an overall commitment to non-marketable investments disproportionate to the Investor's net worth.

     (b) The Investor certifies to the Company that the Investor (initial the applicable item):

     _____ Is a natural or other person or entity who fulfills the definition of an "accredited investor" as set forth in Regulation Section 230.501 (Rule 501) of Regulation D and as set forth in this Memo- randum (Investor Suitability).

     _____ Is a natural person who has such knowledge and experience in business and financial matters that he or she is capable of evaluating the merits and risks of the investment described in the said Memorandum.

     (c) The Investor, and such other persons whom the Investor may have found it necessary or advisable to consult, have sufficient knowledge and experience in business and financial matters to evaluate the risks of the investment and to make an informed investment decision with respect thereto.

     (d) The Investor has had the opportunity to ask questions of, and to receive answers from, the Company and its representatives, with respect to the Company and the terms and conditions of this offering. The Investor and its representatives, if any, have been offered access to the books and records of the Company which

                                      E28

(i) relate to the purchase of the Units, and (ii) which are necessary to verify the accuracy of any information which was furnished to it by the Company. All materials and information requested by either the Investor or others representing the Investor including any information requested to verify any information furnished by the Company, have been made available. The Investor acknowledges that it has received no representations or warranties from the Company, employees or agents in making this investment decision.

     (e) The Investor is aware that the purchase of the Units is a speculative investment involving a high degree of risk and that there is no guarantee that it will realize any gain from its investment and that it could lose the total amount of the investment.

     (f) The Investor understands that none of the shares under this offering have been registered under the Act, or pursuant to the provisions of the securities laws of any other applicable jurisdictions. The Investor understands that they are being sold in reliance upon the exemptions for private offerings contained in Regulation D as promulgated under the Securities Act of 1933 (the "Act") and upon the laws of such other applicable jurisdictions based upon the fact that this offering of stock will only be made to a limited number of investors, and acknowledges that any certificate representing the Securities shall bear a legend to such effect. The Investor is fully aware that the reliance on such exemptions for its purchase of the Securities is based, in part, upon its representations, warranties and agreements hereto. As the offering has not been registered under the Act, the Investor is fully aware that
(i) it must bear the economic risk of its investment herein for the period of time which is required by the Act, and (ii) its investment in the Securities cannot be publicly offered or sold unless the offering is subsequently registered under the Act or an exemption from such registration of the Units offered hereunder is contemplated. The Investor understands that no federal or state agency has passed upon or made any recommendation or endorsement of the Securities.

     (g) The Investor is making the investment hereunder for its own account and not for the account of others and for investment purposes only and not with a view to or for the transfer, assignment, resale or distribution thereof, in whole or in part. The Investor has no present plans to enter into any contract, undertaking, agreement or arrangement providing for the transfer, assignment, resale or distribution of its investment hereunder, in whole or in part. The Investor understands that the statutory basis on which the Securities are being sold to it would not be available if its present intention were to hold the Securities for a fixed period of time or until the occurrence of a certain event. The Investor realizes that, in the view of the Securities and Exchange Commission, a purchase now with a present intent to sell (i) by reason of a foreseeable specific contingency, (ii) by reason of any anticipated change in the market value or in the condition of the Company, or that of the industry in which the business of the Company is engaged, (iii) in connection with a contemplated liquidation of the Company, (iv) in connection with settlement of any loan obtained by the undersigned for the acquisition of the Securities, under which such Securities may be pledged as security, or (v) in connection with the pledge of the Securities as donations to religious or charitable institutions for the purpose of securing a deduction or an income tax return, would,

                                      E29
in fact, represent a purchase with an intent inconsistent with its representations to the Company and the Securities and Exchange Commission may then regard such sale as a sale for which the exemption from registration is not available. The Investor will not pledge, transfer or assign this Subscription Agreement except to a person or entity which controls, is controlled by or is under common control with the Investor.

     (h) The Investor acknowledges that if the Securities become publicly traded, any necessary stop transfer orders will be placed upon the certificates for the Securities in accordance with the Act. The Investor further acknowledges that the Company is under no obligation to aid the Investor in obtaining any exemption from registration requirements.

     (i) The Investor understands that there is no public market for the Securities.

     (j) The undersigned represents that the funds provided for this investment are funds as to which the undersigned has the sole right of management.

     (k) If the Investor is a Florida resident, the Investor understands that he or she is entitled by law to cancel, terminate, or revoke this Subscription Agreement subsequent to the expiration of the three-day period as provided in Florida Statute Section 517.061(a)(5).

     The investor understands the meaning and legal consequences of the foregoing representations and warranties, which are true and correct as of the date hereof and will be true and correct as of the date that its purchase of the Securities subscribed for herein has been accepted by the Company. Each such representation and warranty made by the Investor shall survive such purchase.

     4.     REPRESENTATIONS  AND  WARRANTIES  OF  THE  COMPANY.  The  Company
            --------------------------------------------------
represents  and  warrants  to  the  Investor  as  follows:

     (a) The Company is duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to own the properties and assets owned by it and to carry on its business as presently conducted. The Company has duly qualified and is in good standing in all jurisdictions where it is required to be so qualified.

     (b) The Company has the power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. Such execution, delivery, performance and consummation have been duly authorized by all necessary action on the part of the Company and its shareholders. This Agreement, when duly executed and delivered by the Company, constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

     (c) All corporate action required to be taken by the Company prior to the issuance and sale of the Securities has been, or prior to the closing of the sale of the Securities, will have been taken. The shares of Common Stock have been duly and validly authorized by proper corporate authority, have been reserved by the Company for issuance, and upon issuance by the Company upon receipt of the purchase price therefore, will be validly issued, fully paid and non-assessable and free of preemptive rights.


                                      E30

     5.     NO  WAIVER. Except as otherwise specifically provided for hereunder,
            ----------
no parties shall be deemed to have waived any of his or its rights hereunder or under any other agreement, Instrument or papers signed by any of them with respect to the subject matter hereof unless such waiver is in writing and signed by the party waiving said right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right with respect to the subject matter hereof shall operate as a waiver of such right or of any such other right. A waiver on any one occasion with respect to the subject matter hereof shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

     6.     ENTIRE  AGREEMENT.  The parties have not made any representations or
            -----------------
warranties with respect to the subject matter hereof not set forth herein. This Subscription Agreement constitutes the entire agreement between the parties.

     7.     INDEMNIFICATION.  The  Investor acknowledges that it understands the
            ---------------
meaning and legal consequences of the representations and warranties contained in Section 3 hereof, and hereby agrees to indemnify and hold harmless the Company and its officers and directors from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any such representation, warranty or acknowledgment contained in this Subscription Agreement.

     8.     CHANGES.  This  Subscription Agreement may not be changed, modified,
            -------
extended, terminated or discharged orally, except by an agreement in writing, which is signed by all of the parties hereto.

     9.     FURTHER  DOCUMENTS.  The  parties  agree to execute any and all such
            ------------------
other and further instruments and documents, and to take any and all such further actions reasonably required to effectuate this Subscription Agreement and the intent and purposes hereof.

     10.     MISCELLANEOUS.
             -------------
     (a) The Investor herein acknowledges that none of the proceeds of this offering will be held in escrow and that all proceeds as received will be available to the Company.

     (b) The Company will indicate its acceptance of this Subscription by its execution of this Agreement as indicated herein. It is agreed and understood that the execution and delivery of this Agreement by the Company is within the sole discretion of the Company.

     (c) Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Investor may in context require.


                                      E31

     11.     GOVERNING  LAW.  This Subscription Agreement shall be construed and
             --------------
enforced in accordance with the internal laws of the State of Florida, without giving effect to its principles of conflicts of law.

     12.     TRANSFERABILITY.  This Subscription Agreement shall be binding upon
             ---------------
and inure to the benefit of the parties hereto and their heirs, executors, administrators, personal representatives and successor. The undersigned agrees not to transfer or assign this Subscription Agreement, or any portion of the interest herein, except as set forth in Section 3(g), and further agrees that the assignment and transfer of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

     IN WITNESS WHEREOF, the investor has executed this Subscription Agreement this ____ day of ____________________________, 2002.


_________________________________________  ________________________________
Printed  Name  of  Investor                    Signature  of  Investor

_________________________________________  ________________________________
Printed  Name  of  Joint Investor              Signature of Joint Investor

_________________________________________  ________________________________
Social  Security  Number  or  EIN  Number      Number  of Shares and Amount
                                               of  Payment

_________________________________________  ________________________________
Subscriber  Mailing  Address                   City

_________________________________________  ________________________________
State                  Zip  Code               Telephone  Number (Home)

_________________________________________  ________________________________
Memorandum  Number                              Telephone  and  Fax Number
                                                (Business)


     The Company hereby accepts the foregoing Subscription Agreement as herein stated this day of _______________________, 2002.

                              RESIDENTIAL  RESALES,  INC.


                              By:  ____________________
                                   President


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